SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                     _______

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                                For July 15, 2003

                         Commission File Number: 1-14732

                             National Steel Company
                 (Translation of registrant's name into English)

                        Rua Lauro Muller, 116 - 36o andar
                           Rio de Janeiro, RJ - Brazil
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F X Form 40-F ____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes _____ No _X__

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



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         The attached material is being furnished to the Securities and Exchange
Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange
Act of 1934, as amended.

         This Report contains an English translation of a notice announcing the proposed acquisition of Companhia Siderurgica Nacional, LLC. The transaction will not affect CSN's U.S. GAAP consolidated financial statements because Companhia Siderurgica Nacional, LLC has been included in those consolidated financial statements since July 2001.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Companhia Siderurgica Nacional




                                            By: /s/  Otavio de Garcia Lazcano
                                               ---------------------------------
                                            Name:  Otavio de Garcia Lazcano
                                            Title:  Principal Financial Officer



Dated:  July 16, 2003